SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                 FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS

                     THERETO FILED PURSUANT TO RULE 13d-2(a)

                       (AMENDMENT NO. 11 TO SCHEDULE 13D)

                    Under the Securities Exchange Act of 1934

                                BRITESMILE, INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (Title of Class of Securities)

                                   461909 20 2
                                 (CUSIP Number)


                              CRAIGH LEONARD, ESQ.
                                BINGHAM DANA LLP

                                 399 PARK AVENUE
                          NEW YORK, NEW YORK 10022-4689

                                 (212) 318-7700
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)
                                  July 11, 2001
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

                                  SCHEDULE 13D

CUSIP NO. 461909 20 2
(1)      Name of reporting persons...................      LCO INVESTMENTS LIMITED
         S.S. or I.R.S. identification Nos. of above
         persons.....................................
(2)      Check the appropriate box if a member of a        (a)  [x]
         group (see instructions)....................
                                                           (b)  [_]
(3)      SEC use only................................
(4)      Source of funds (see instructions)..........      WC
                                                           OO

(5)      Check if disclosure of legal proceedings is
         required pursuant to items 2(d) or 2(e).....      [_]

(6)      Citizenship or place of organization........      GUERNSEY, CHANNEL ISLANDS
Number of shares beneficially owned by each reporting
person with:
(7)      Sole voting power...........................      13,307,823 (which includes 638,797 shares subject to
                                                           acquisition within 60 days on exercise of certain
                                                           Warrants)
(8)      Shared voting power.........................      None
(9)      Sole dispositive power......................      13,307,823 (which includes 638,797 shares subject to
                                                           acquisition within 60 days on exercise of certain
                                                           Warrants)
(10)     Shared dispositive power....................      None
(11)     Aggregate amount beneficially owned by each       13,307,823 (which includes 638,797 shares subject to
         reporting person............................      acquisition within 60 days on exercise of certain
                                                           Warrants)
(12)     Check if the aggregate amount in Row (11)
         excludes certain shares (see instructions)..      [_]

(13)     Percent of class represented by amount in Row
         (11)........................................      37.1%
(14)     Type of reporting person (see instructions).      CO



                                  SCHEDULE 13D

CUSIP NO. 461909 20 2
(1)      Name of reporting persons...................      THE ERSE TRUST
         S.S. or I.R.S. identification Nos. of above
         persons.....................................
(2)      Check the appropriate box if a member of a        (a)  [x]
         group (see instructions)....................
                                                           (b)  [_]
(3)      SEC use only................................
(4)      Source of funds (see instructions)..........      Not applicable
(5)      Check if disclosure of legal proceedings is
         required pursuant to items 2(d) or 2(e).....      [_]

(6)      Citizenship or place of organization........      GUERNSEY, CHANNEL ISLANDS
Number of shares beneficially owned by each reporting
person with:
(7)      Sole voting power...........................      None
(8)      Shared voting power.........................      None
(9)      Sole dispositive power......................      None
(10)     Shared dispositive power....................      None
(11)     Aggregate amount beneficially owned by each       13,307,823 (which includes 638,797 shares subject to
         reporting person............................      acquisition within 60 days on exercise of certain
                                                           Warrants)
(12)     Check if the aggregate amount in Row (11)
         excludes certain shares (see instructions)..      [_]

(13)     Percent of class represented by amount in Row
         (11)........................................      37.1%
(14)     Type of reporting person (see instructions).
                                                           OO(Trust)

The inclusion of The ERSE Trust in this Statement shall not be construed as an admission that such party is, for purposes of Section 13(d) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this Statement.

                                  SCHEDULE 13D

CUSIP NO. 461909 20 2
(1)      Name of reporting persons...................      CAP ADVISERS LIMITED
         S.S. or I.R.S. identification Nos. of above
         persons.....................................
(2)      Check the appropriate box if a member of a        (a)  [x]
         group (see instructions)....................
                                                           (b)  [_]
(3)      SEC use only................................
(4)      Source of funds (see instructions)..........      Not Applicable
(5)      Check if disclosure of legal proceedings is
         required pursuant to items 2(d) or 2(e).....      [_]

(6)      Citizenship or place of organization........      UNITED KINGDOM
Number of shares beneficially owned by each reporting
person with:
(7)      Sole voting power...........................      None
(8)      Shared voting power.........................      285,000
(9)      Sole dispositive power......................      None
(10)     Shared dispositive power....................      285,000
(11)     Aggregate amount beneficially owned by each       13,592,823 (which includes 638,797 shares subject to
         reporting person............................      acquisition within 60 days on exercise of certain
                                                           Warrants)
(12)     Check if the aggregate amount in Row (11)
         excludes certain shares (see instructions)..      [_]

(13)     Percent of class represented by amount in Row
         (11)........................................      37.9%
(14)     Type of reporting person (see instructions).      CO


The inclusion of CAP Advisers Limited in this Statement shall not be construed as an admission that such party is, for purposes of Section 13(d) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this Statement.

                                  SCHEDULE 13D

CUSIP NO. 461909 20 2
(1)      Name of reporting persons...................      ANTHONY M. PILARO
         S.S. or I.R.S. identification Nos. of above
         persons.....................................
(2)      Check the appropriate box if a member of a        (a)  [x]
         group (see instructions)....................
                                                           (b)  [_]
(3)      SEC use only................................
(4)      Source of funds (see instructions)..........      Not Applicable
(5)      Check if disclosure of legal proceedings is
         required pursuant to items 2(d) or 2(e).....      [_]

(6)      Citizenship or place of organization........      IRELAND
Number of shares beneficially owned by each reporting
person with:
(7)      Sole voting power...........................      None
(8)      Shared voting power.........................      None
(9)      Sole dispositive power......................      None
(10)     Shared dispositive power....................      None
(11)     Aggregate amount beneficially owned by each       13,307,823 (which includes 638,797 shares subject to
         reporting person............................      acquisition within 60 days on exercise of certain
                                                           Warrants)
(12)     Check if the aggregate amount in Row (11)
         excludes certain shares (see instructions)..      [_]

(13)     Percent of class represented by amount in Row
         (11)........................................      37.1%
(14)     Type of reporting person (see instructions).      IN


The inclusion of Anthony M. Pilaro in this Statement shall not be construed as an admission that such person is, for purposes of Section 13(d) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this Statement.

                          BRITESMILE, INC. SCHEDULE 13D
                                AMENDMENT NO. 11

NOTE:  This Amendment No. 11 amends a Statement on Schedule 13D filed on
April 11, 1996 by LCO Investments Limited and others, as amended by an Amendment No. 1 filed on December 6, 1996, by an Amendment No. 2 filed on
May 23, 1997, by an Amendment No. 3 filed on September 24, 1997, by an Amendment No. 4 filed on December 1, 1997, by an Amendment No. 5 filed on
May 11, 1998, by an Amendment No. 6 filed on December 15, 1998, by an Amendment No. 7 filed on July 2, 1999, by an Amendment No. 8 filed on
November 8, 1999, by an Amendment No. 9 filed on July 13, 2000 and by an Amendment No. 10 filed on January 11, 2001. This Amendment No. 11 is filed on behalf of LCO Investments Limited ("LCO Investments"), The ERSE Trust, CAP Advisers Limited and Anthony M. Pilaro.

                  This Amendment No. 11 is being filed, (a) to reflect the conversion by LCO Investments of $5,132,644 of 7.52% Convertible Notes of BriteSmile, Inc. into 1,026,529 shares of Common Stock, (b) to reflect the disposition of 185,000 shares of Common Stock to terminate the interests of four Unit Holders pursuant to grants made in 1998 under LCO Investments' 1998 Incentive Compensation Plan for key employees and consultants to BriteSmile and
(c) to reflect the disposition of 2,000,000 shares of Common Stock by making gifts to ACP II Trust and CAP II Trust. There has been no change in the information set forth in response to Items 1, 2, 4 and 5 (except for 5(c)) of
Schedule 13D. Accordingly, those Items are omitted from this Amendment No. 11.

                  The inclusion of The ERSE Trust, CAP Advisers Limited and Anthony M. Pilaro shall not be construed as an admission that such parties are, for the purposes of Section 13(d) of the Securities Exchange Act of 1934, the beneficial owners of any securities covered by this Statement.

Item 3.           Source and Amount of Funds or Other Consideration.
                  -------------------------------------------------

                  Item 3 is amended to add the following:

                  LCO Investments used its own funds to convert the $5,132,644 of 7.52% Convertible Notes into 1,026,529 shares of Common Stock. The amount of Notes owned increased from $5,000,000, as previously reported, to $5,132,644, due to interest payable under the Notes.

Item 5.           Interest in Securities of the Issuer.
                  ------------------------------------

                  Item 5(c) is amended to add the following paragraphs:

                  On January 2, 2001, LCO Investments disposed of a total of 185,000 shares of Common Stock to terminate the interests of four Unit Holders pursuant to grants made in 1998 under LCO Investments' 1998 Incentive Compensation Plan for key employees and consultants to BriteSmile.

                  On April 10, 2001, LCO Investments converted certain 7.52% Convertible Notes held by it and received 1,026,529 shares of Common Stock as a result of the conversion.

                  On July 12, 2001, LCO Investments disposed of a total of 2,000,000 shares of Common Stock by making gifts of 1,000,000 to each of the CAP II Trust and the ACP II Trust.

                  As a result of these conversions and dispositions, LCO Investments beneficially owns 13,307,823 shares of Common Stock (which includes 638,797 shares that are subject to acquisition on exercise of Warrants and 1,330,000 shares which are owned by a subsidiary of LCO Investments.) These shares represent 37.1% of the outstanding stock of BriteSmile, Inc. (treating as outstanding the said 638,797 shares that are subject to acquisition by LCO Investments). Neither ERSE Trust, CAP Advisers Limited or Anthony M. Pilaro own any shares of Common Stock. However, CAP Advisers Limited, in its capacity as trustee of four separate trusts, shares power to vote and dispose of 285,000 shares of Common Stock.

Item 6.           Contracts, Arrangements, Understandings or Relationships With
                  --------------------------------------------------------
                  Respect to Securities of the Issuer
                  ----------------------------------------

                  LCO Investments disposed of 185,000 shares of Common Stock to terminate the interests of four Units Holders pursuant to grants made in 1998 under LCO Investments' 1998 Incentive Compensation Plan for key employees and consultants to BriteSmile.

Item 7.           Material to be Filed as Exhibits
                  --------------------------------

                  Exhibit E which was previously filed, is the Power of Attorney and Authorizing Agreement appointing Craigh Leonard as Attorney-in-Fact and authorizing him to sign the Schedule 13D and all amendments thereto.

                  Exhibit X which was previously filed is the form of Units Agreement between LCO Investments Limited and certain Units Holders.

                  Exhibit Y which was previously filed is the Joint Filing Agreement among LCO Investments Limited, the ERSE Trust, CAP Advisers Limited and Anthony M. Pilaro, dated June 30, 1999.

                                    Signature

                  After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.

Dated:  July 20, 2001

                                               LCO INVESTMENTS LIMITED

                                               By/s/Craigh Leonard
                                               Craigh Leonard, Attorney-in-Fact

                                               THE ERSE TRUST

                                               By/s/Craigh Leonard
                                               Craigh Leonard, Attorney-in-Fact

                                               CAP ADVISERS LIMITED

                                               By/s/Craigh Leonard
                                               Craigh Leonard, Attorney-in-Fact

                                               /s/Craigh Leonard
                                               Anthony M. Pilaro,
                                               by Craigh Leonard,
                                               Attorney-in-Fact